EXHIBIT 99.1

Xenova Receives Manufacturer's Authorisation from MHRA

SLOUGH, U.K., June 21, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today that it has received a Manufacturer's Authorisation -- Investigational Medicinal Products from the Medicines and Healthcare products Regulatory Agency (MHRA) for its clinical trials manufacturing facility (CTMF) in Cambridge.

This authorisation allows Xenova to manufacture and release investigational medicinal products (IMPs) in compliance with the new Clinical Trials Directive which came into force in May of this year. The authorisation will apply to Xenova's own products and those manufactured at Xenova under contract for clients. The licence was awarded after the MHRA inspected the company's premises and confirmed compliance with the EU Good Manufacturing Practices (GMP), which Xenova received in September 2003.

Mike Johnston, Director of Manufacturing and Process Development at Xenova, said, "This authorisation confirms that we are compliant with manufacturing standards that are required under the new clinical trials directive and through the utilisation of excess capacity we can assist other companies in the production of GMP products as well as ensure all Xenova products manufactured at the CTMF are of the highest clinical standard."

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN)For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to commercialize products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

http://hugin.info/133161/R/949584/134420.pdf

CONTACT:  Xenova Group plc
          David A. Oxlade, Chief Executive Officer
          Daniel Abrams, Finance Director
          Veronica Cefis Sellar, Head of Corporate Communications
          +44 (0)1753 706600

          UK -- Financial Dynamics
          David Yates
          Ben Atwell
          +44 (0)20 7831 3113

          US -- Trout Group/BMC Communications
          Media: Brad Miles
          Investors: Lee Stern
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